CIBT Subsidiary to Offer Nursing Programs in Jamaica

March 9th, 2009 CNW Group: CIBT Education Group Inc. (NYSE Alternext and TSX.V symbol: MBA) is pleased to report that its subsidiary, Sprott-Shaw Community College (“Sprott-Shaw”), has signed a Memorandum of Understanding with the Ministry of Labour and Social Security in Jamaica, in cooperation with Brown’s Town College of Jamaica, to offer Resident Care Attendant and Practical Nursing training programs to students in Jamaica (the “MOU”).

According to the terms of the MOU, Sprott-Shaw will provide all necessary curriculum and support for Brown’s Town College to offer the program to its students in Jamaica.  Students will start the academic portion of their studies in Jamaica, and complete the practicum portion at Sprott-Shaw colleges in Vancouver, Canada.

This MOU is in addition to an agreement announced on March 3, 2009 regarding the cooperation with the Jamaican government to offer hotel management training programs there.

“Healthcare training is in real demand and the training and certification the students will receive will empower the graduates, alleviate the pressure on the healthcare system with more trained individuals and ensure our two countries build on our existing strengths, commented Mr. Errol Miller, Chief Technical Director of the Ministry of Labour and Social Security.  “We are truly excited about this partnership with Sprott-Shaw Community College.”

“Healthcare world wide continues to grow, demanding more and more individuals qualified to a higher level,” stated Dean Duperron, President of Sprott-Shaw Community College.  “With the aging population world wide, this is one field that, in spite of the economy, is expecting a 20% increase in employment over the next few years.  We are proud to partner with a one of Jamaica’s finest schools, Brown’s Town College, in this project.”

“We are pleased to see that our programs are receiving international recognition from countries around the world,” commented Toby Chu, Vice Chairman and CEO of CIBT Education Group Inc., parent company of Sprott-Shaw Community College.  “We will continue to seek international business opportunities and to expand our educational platform to emerging countries.”

About Brown’s Town College

Brown’s Town College was established in 1975 by the Ministry of Education to prepare students for advanced level courses. This role was later expanded to include upgrading, technical/vocational, and professional courses.

Currently, the institution operates three campuses. The main campus is on the site of the old Servite Convent just outside the town of Brown's Town. It rests on approximately 32 acres of lush, green, gently sloping land, 8 miles south of Runaway Bay, and approximately 24 miles west of Moneague in St. Ann. The second campus, known as the Wesley Campus, is nestled in the cool hills of St. Ann's Bay, on the site of the old Wesley College on Gordon Tennant Road. The third campus is located on the site of the old Kaiser Administrative offices, with a panoramic view of the town and harbour, in Bridgewater, Discovery Bay.

The Wesley Campus is the home of the first nursing school in the Northern region of the island, offering the generic Bachelor of Science Degree in Nursing. The Discovery Bay campus, also known as the Technical Campus, offers Certificate and Diploma courses in Engineering Science, Electronics and Computing Systems, Air Conditioning and Refrigeration, and Applied Information Technology. All other academic, professional and technical/vocational courses are offered at the main campus.

About CIBT Education Group Inc.

CIBT Education Group Inc. (“CIBT”) is an education management and investment company with a special focus on the global education market.  Its subsidiaries, CIBT School of Business & Technology Corp., Tourism Training Institute, Concordia Career College, Modus International Language College and Sprott-Shaw Degree College Corp., which is comprised of Sprott-Shaw Degree College, Sprott-Shaw Community College (established in 1903), Sprott-Shaw International Language College, possess a combined operating history of over 118 years in China and Canada’s education sectors.  CIBT owns and operates a network of business, technical and language colleges with presence at over 40 campuses and teaching centers including Canada, China, Vietnam, Jordan and the Philippines. CIBT delivers North American and Chinese accredited business and management degree programs, automotive, and diesel maintenance programs, IT programs, travel and tourism programs and career/vocational programs through its network of campuses across China and Canada.  In 2006, CIBT initiated plans to aggressively expand its business presence across China and to establish schools in other parts of Asia including South Korea, Thailand, Taiwan, Hong Kong, Malaysia and India.  CIBT also owns Irix Design Group, a leading full service design and advertising company based in Vancouver, Canada.  In 2008, Irix Design was ranked 15th in the list of Biggest Ad Agencies in Greater Vancouver by the Business in Vancouver newspaper.

CIBT Education Group Inc.

“Toby Chu”
Toby Chu
Vice-Chairman, President & CEO

Investor Relations Contact: Ed Cheung N. America Toll Free: 1-888-865-0901 extension 318 * Email: info@cibt.net

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